EXHIBIT 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces First Quarter 2016 Financial Results

- Company to Host Conference Call and Webcast Today at 8:30 a.m. ET -

REHOVOT, Israel – May 26, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the first quarter ended March 31, 2016.

“We are pleased with the recent initiation of our long-term safety trial for ND0612L and ND0612H, and remain on track to achieve our development milestones in 2016 for our lead product candidates, with the ultimate goal of providing a more effective, less invasive treatment option for patients suffering from Parkinson’s disease,” stated Oded Lieberman, PhD, CEO of NeuroDerm. “We are pleased that our clinical data continues to be recognized internationally, including the encore presentation of ND0612 Phase IIa data at the American Academy of Neurology 68th Annual Meeting in April 2016, which highlighted some of the most exciting advances in the movement disorders field.”

Recent Highlights

Initiation of Patient Enrollment in Long-Term Safety Trial of ND0612 for Parkinson’s Disease (trial 012)

NeuroDerm recently announced the start of patient enrollment in a long-term safety study (trial 012) for its lead product candidates ND0612L and ND0612H. This international, open-label study is expected to enroll approximately 100 patients, including at least 50 patients being treated with the highest dose regimen. The trial will investigate the long-term safety of low and high dose regimens of ND0612 and is expected to be completed in 2017.

Upcoming Milestones

The currently anticipated timelines for the ongoing and upcoming clinical trials are as follows:

ND0612H

•	Pharmacokinetic (PK) pilot dose finding study (EU) (005 trial): ongoing; topline results expected in the second quarter of 2016

ND0612L

•	Phase III pivotal efficacy trial (007 trial): initiation expected soon, sometime within the third quarter of 2016

Financial Results for the Quarter Ended March 31, 2016

Research and development expenses, net were $4.1 million in the three months ended March 31, 2016 compared to $1.7 million in the same period in 2015. The increase was primarily due to an increase in subcontractors and materials, mainly from clinical studies and production costs related to the company’s product candidates.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

General and administrative expenses were $1.6 million in the three months ended March 31, 2016 compared to $0.9 million in the same period in 2015. The increase was primarily due to an increase in share-based compensation expenses.

The company reported a net loss of $5.4 million in the three months ended March 31, 2016 compared to $1.6 million for the same period in 2015. The increase in net loss was primarily due to the increase in research and development expenses, net and due to a decrease in financial income, net as a result of a change in our functional currency effective January 1, 2016.

As of March 31, 2016, the company had cash and cash equivalents and short-term bank deposits totaling $95.7 million.

NeuroDerm is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that NeuroDerm’s business will generate positive cash flow. As of March 31, 2016, NeuroDerm had an accumulated deficit of $153.6 million and its activities have been funded through public and private offerings of the company’s securities and issuance of convertible loans and warrants.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the company’s first quarter financial results. Individuals can access the webcast in the Events and Presentations section of the company’s website, by clicking here, or by dialing 844-452-2810 (U.S.) or 574-990-9831 (outside of the U.S.). The passcode is 11187267. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	March 31,
Assets:	2015	2016

Current Assets:
Cash and cash equivalents	$84,735	$71,701
Short- term bank deposits	15,103	24,025
Prepaid expenses and receivables	625	1,105
	100,463	96,831
Non-Current Assets:
Restricted bank deposit	104	108
Long-term prepaid expenses	149	149
Property, plant and equipment, net	152	178
	405	435
Total Assets	$100,868	$97,266

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	March 31,
	2015	2016
Liabilities and Shareholders’ Equity
Liabilities:

Current Liabilities:
Accounts payable:
Trade	$592	$1,199
Other	3,176	3,522
	3,768	4,721
Shareholders payable	44	44
Total Liabilities	3,812	4,765
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2015 and March 31,2016, issued and outstanding –21,609,787 shares at December 31, 2015 and March 31,2016	37	37
Additional paid-in capital	239,293	239,293
Share-based compensation capital reserve	8,004	8,799
Accumulated deficit	(148,238)	(153,588)
Foreign currency translation differences	(2,040)	(2,040)
Total Shareholders' Equity	97,056	92,501
Total Liabilities And Shareholders' Equity	$100,868	$97,266

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2015	2016
Operating expenses:
Research and development	$1,820	$4,130
Participation in research and development	(115)	-
Research and development, net	1,705	4,130
General and administrative	940	1,552
Operating loss	2,645	5,682
Financial income	1,075	335
Financial expenses	5	3
Financial income, net	(1,070)	(332)
Net loss	1,575	5,350
Other comprehensive loss -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	904	-
Total comprehensive loss	$2,479	$5,350
Basic and diluted loss per ordinary share	$0.09	$0.25

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31,
	2015	2016
Cash Flows From Operating Activities:
Net loss	$(1,575)	$(5,350)
Adjustments in respect of:
Depreciation	10	11
Share-based compensation to employees and service providers	554	795
Interest and exchange differences on bank deposits and restricted bank deposits	(14)	74
Exchange differences in respect of cash and cash equivalents	(739)	(166)
	(1,764)	(4,636)
Changes in asset and liability items:
Increase in prepaid expenses and receivables	(412)	(480)
Increase in long-term prepaid expenses	(153)	-
Increase (decrease) in accounts payable:
Trade	361	607
Other	(1,250)	346
Decrease in shareholders payable	(862)	-
	(2,316)	473
Net cash used in operating activities	(4,080)	(4,163)
Cash flows from investing activities:
Purchase of property, plant and equipment	(3)	(37)
Short- term bank deposits	(23,510)	(24,000)
Proceeds from short-term bank deposits		15,000
Restricted bank deposits, net	1	-
Net cash used in investing activities	(23,512)	(9,037)
Decrease in cash and cash equivalents	(27,592)	(13,200)
Balance of cash and cash equivalents at beginning of year	43,238	84,735
Foreign currency translation differences in respect of cash and cash equivalents	(960)
Exchange differences in respect of cash and cash equivalents	739	166
Balance of cash and cash equivalents at end of year	$15,425	$71,701
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$16	$230

# # #

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762